Schlumberger and Smith International, Inc.
to Merge
March, 2010
Filed by Schlumberger N.V. (Schlumberger Limited)
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Schlumberger N.V. (Schlumberger Limited) (File No.: 1-4601)
Subject Company: Smith International, Inc. (File No: 1-8514)

Forward-Looking Statements
This presentation includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities
Exchange Act of 1934, as amended. The opinions, forecasts, projections, or other statements other than statements of historical fact, are forward-looking statements. The
Company can give no assurance that such expectations will prove to have been correct. These statements are subject to, among other things, satisfaction of the closing conditions to the merger, the risk that the contemplated merger does not occur, negative effects from the pendency of the merger, the ability to successfully integrate the merged businesses and to realize expected synergies and other risk factors that are discussed in Schlumberger’s and Smith’s most recent 10-Ks as well as each company’s other filings with the SEC available at the SEC’s Internet site (http://www.sec.gov).  Actual results may differ materially from those expected, estimated or projected.
Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update or revise any of them in light of new information, future events or otherwise.
Additional Information
STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND REGISTRATION STATEMENT REGARDING THE PROPOSED TRANSACTION
WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. These documents will contain important information about the proposed transaction that should be read carefully before any decision is made with respect to the proposed transaction. These materials will be made available to the shareholders of Smith at no expense to them. Investors and security holders will be able to obtain the documents (when available) free of charge at the
SEC’s web site, www.sec.gov. In addition, such materials (and all other documents filed with the SEC) will be available free of charge at www.smith.com or www.slb.com. Such documents are not currently available. You may also read and copy any reports, statements and other information filed by Smith or Schlumberger with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.
Each company’s directors and executive officers and other persons may be deemed, under SEC rules, to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding Schlumberger’s directors and officers can be found in its proxy statement filed with the SEC on March 4, 2010 and information regarding Smith’s directors and officers can be found in its proxy statement filed with the SEC on April 13, 2009. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, will be contained in the proxy statement/prospectus and othe relevant materials to be filed with the SEC when they become available.

Higher levels of drilling will be necessary to sustain and increase world oil and gas production
Drilling intensity and well complexity will continue to increase due to areas such as deepwater sub-salt and shale gas
Geosteered wells with complex geometries are key to increased recovery and maximizing initial production
Combining our LWD, MWD & DD capabilities with the design and optimization of the entire BHA (including bits, drilling tools and drilling fluids) will improve drilling performance and reduce drilling risk
Industry Trends—Drilling

Smith Oilfield Smith Fluids Smith Distribution
2008A 2009A
Revenue: $5,183 $4,224
Oper. Income: 840 541
Oper. Margin 16% 12%
2008A 2009A
Revenue: $2,849 $2,225
Oper. Income: 747 254
Oper. Margin 26% 10%
2008A 2009A
Revenue: $2,739 $1,769
Oper. Income: 180 (32)
Oper. Margin 7% NM
Drilling Fluid Systems and Services
Environmental and Process Solutions
Completion Fluids
Production Chemicals
Drill Bits
Motors and Drilling Tools
Reamers and Hole Openers
Fishing and Casing Existing
Tubular Drill String Components
Completion and Artificial Lift Products
LWD, MWD, DD
Coiled Tubing, CH WL and Perforating
Pipe, Valves and Fittings
Mill, Safety and Maintenance Products
Supply Chain Services
Smith International, Inc.
Smith International Organization

DD/RSS/MWD/LWD	Mud Logging	Drill Bits	Underreamers	Motors	Fishing & Csg Exit	Drilling Tools	Gyro Surveying	Drilling Fluids	WDP
Schlumberger	●				•				○	○
Smith	•		●	●	●	●	●		○	

○
○

Schlumberger

Drilling Services Gap Analysis Minority SLB JV interest Majority JV with SLB

Bit	RSS	Reamers Stabilizers	Motors Turbines	MWD	LWD	Jars, Accelerators Shock Subs	WDP	
PDC Roller Cone Percussion		Rhino XS Reamers	Dyna-Drill® Smith Neyrfor			Hydra-Jar® AP Hydra-Stroke® Bumper Sub Hydra-Shock Tool		SLIDER™ At Balance® with Smith Torque Control Systems

Schlumberger

Complementary Services
– Integrated fluid engineering and environmental solutions
– IDEAS/i-Drill BHA modeling software
– Fishing services
– Window cutting and exiting services (Trackmaster)
– Inspection and machine shop services
– Rotating drilling heads—pressure containment
Drilling Services Offering
Surface
Control Systems

Enable SLB to provide a fully optimized drilling services offering:
– Next generation of BHA offering
– Industry leading bit/drillstring software modeling
– In-house drilling bit/motor/turbine engineering and manufacturing
– surface control mechanisms for automation
– Higher temperature MWD/LWD capabilities (175 degC)
Broaden SLB portfolio—re-entry drilling process
Enable SLB to add to completions offerings
Smith manufacturing and distribution channels
– Vehicle for high volume business
Merger Rationale

Merger Rationale
(Continued)
– Drilling Solutions—D&M, IPM
Integrated fluid engineering and RT hydraulics control (particularly for DW and HT)
Managed pressure drilling
Wellbore stability  and well strengthening solutions
Loss circulation management while drilling solutions
– Zonal Isolation—Well Services
More efficient cement operations
Improved logistics/supply chain for chemicals and bulk products
– Production Technologies—Well Services and Completions
Unique completion and stimulation solutions
Shale gas environmental solutions—water management
– Water Services
Environmental solutions
Optimize interaction between MI-Swaco and SLB segments
Downhole system reliability—reduced blockage, abrasivity and chemical damage

1. Create a drilling group to integrate our drilling services offering
– Improved drilling performance—integrated BHA design and fluid engineering
– Increased operational efficiency—new motor (Dyna-Drill) and turbine designs (Neyrfor)
– Rotary Steerable Services integration with the bit, plus instrumented bits development
– Bits, reamers and drilling tools on D&M and IPM projects, plus new business
– Increase SLB exposure to vertical drilling—combined bit, PowerV* vertical drilling system and motors
– Comprehensive brownfield reentry drilling package—fishing, exiting services
– PathFinder HT and mid tier LWD/MWD—expand footprint, access to new customers
– Smith manufacturing and distribution channels—vehicle for high volume business
Synergy Realization

2.   Optimize interaction between MI-Swaco and SLB segments
– Drilling Solutions—D&M, IPM
– Integrated fluid engineering and RT hydraulics control
– MPD and Wellbore stability solutions
– Well Productivity—Well Services
– Production Technologies—Reservoir Production new business opportunity
– Environmental Solutions—Water Services
3.   Smith products and services complement SLB segment portfolios
– Liner hangers—SLB Completions segment
– Production packers—SLB Completions segment
– SmithLift—SLB Artificial Lift segment
– Coiled Tubing Services—SLB Well Services segment
– Cased hole wireline—SLB Wireline segment
Synergy Realization
(Continued)

Combines services and products into one focused drilling organization
Purpose of deal is to improve drilling performance for our customers
–
Optimized drilling system designs—range of drilling environments
–
New product development—evolving
drilling challenges
–
Improved total system reliability
Add to SLB completions offerings
Strengthens Smith brands
–
Increase access to new business
opportunities
–
Access to SLB R&D
Summary

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An asterisk is used throughout this presentation to denote a mark of Schlumberger.
Other company, product, and service names are the properties of their respective owners.